EXHIBIT 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30 2002	Year Ended December 31
		2001	2000	1999	1998	1997
		(in millions, except ratios)
Earnings
Income (Loss) Before Income Tax, Extraordinary Loss, and Cumulative Effect of Accounting Principle Change	$249.7	$825.1	$865.6	$(165.5)	$920.2	$916.7
Fixed Charges	85.9	189.0	197.1	155.2	138.3	101.1

Adjusted Earnings	$335.6	$1,014.1	$1,062.7	$(10.3)	$1,058.5	$1,017.8

Combined Fixed Charges and Preferred Stock Dividends
Interest and Debt Expense	$77.1	$169.6	$181.8	$137.8	$119.9	$84.9
Amortization of Deferred Debt Costs	1.6	7.1	2.4	2.4	3.3	0.7
Portion of Rents Deemed Representative of Interest (a)	7.2	12.3	12.9	15.0	15.1	15.5
Preferred Stock Dividends	—	—	—	—	2.9	19.5

Total Combined Fixed Charges and Preferred Stock Dividends	$85.9	$189.0	$197.1	$155.2	$141.2	$120.6

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.9	5.4	5.4	(0.1)	7.5	8.4

(a)	Generally deemed to be one-third of rental expense.